Advantest Corporation (FY2011 Q2)

FY2011 Second Quarter Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Period ended September 30, 2011)
(Unaudited)

October 27, 2011
Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Managing Executive Officer and
Executive Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	November 11, 2011
Dividend Payable Date (as planned)	:	December 1, 2011
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2011 Q2 (April 1, 2011 through September 30, 2011)
(1)      Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2011 Q2	64,460	23.7	(2,283)	－	(4,673)	－	(4,539)	－
FY2010 Q2	52,093	177.5	4,740	－	4,107	－	2,593	－
(Note) Comprehensive income (loss): FY2011 Q2 (Y) (10,979) million (-%); FY2010 Q2 (Y) (919) million (-%)

	Net income (loss) per share - basic		Net income (loss) per share- diluted
		Yen		Yen
FY2011 Q2	(26.20)		(26.20)
FY2010 Q2	14.59		14.59

(2)      Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio
		Million yen		Million yen		%
FY2011 Q2	228,904		127,574		55.7
FY2010	180,312		138,132		76.6

2. Dividends

	Dividend per share
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2010	－	5.00	－	5.00	10.00
FY2011	－	5.00	N/A	N/A	N/A
FY2011 (forecast)	N/A	N/A	－	－	－
(Note) Revision of dividends forecast for this period: Yes
The dividend forecast for the fiscal year ending March 31, 2012 has not been decided. Advantest takes earnings forecast into consideration and intends to promptly disclose the relevant dividend forecast when such forecast becomes available.

Advantest Corporation (FY2011 Q2)

3. Projected Results for FY2011 (April 1, 2011 through March 31, 2012)
Advantest focuses primarily on the business of test systems for semiconductors and Advantest’s business relies heavily on the capital expenditures of semiconductor manufacturers, test houses and foundries.  The capital expenditures of these companies are determined primarily by factors such as current or future trends in the demand for semiconductors.  At this time, Advantest is unable to provide the earnings forecast for the fiscal year ending March 31, 2012 due to difficulty in forecasting trends in the demand for semiconductors and investment plans for semiconductor related capital expenditures.  Advantest intends to promptly disclose the relevant earnings forecast when such disclosure becomes possible.

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Newly included 1 (Company name: Verigy Ltd.); Excluded  None
(Note) Please see “Business Results” 2. Others on page 7 for details.

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see “Business Results” 2. Others on page 7 for details.

(3)	Accounting changes:
1) Changes based on revisions of accounting standard: Yes
2) Changes other than 1) above: Yes
(Note) Please see “Business Results” 2. Others on page 7-8 for details.

(4)	Number of issued and outstanding stock (common stock):
1) Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2011 Q2  199,566,770 shares; FY2010  199,566,770 shares.
2) Number of treasury stock at the end of each fiscal period:
FY2011 Q2    26,294,900 shares; FY2010    26,294,819 shares.
3) Average number of outstanding stock for each period (cumulative term):
FY2011 Q2  173,271,864 shares; FY2010 Q2  177,679,225 shares.

Implementation status of quarterly review procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2011 Q2)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Upcoming Fiscal Year	P. 7
2.	Others		P. 7
	(1)	Material Changes in Subsidiaries during This Period	P. 7
	(2)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	P. 7
	(3)	Accounting Changes	P. 7
3.	Consolidated Financial Statements and Other Information		P. 9
	(1)	Consolidated Balance Sheets (Unaudited)	P. 9
	(2)	Consolidated Statements of Operations (Unaudited)	P.11
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.13
	(4)	Consolidated Statements of Cash Flows (Unaudited)	P.14
	(5)	Notes on Preconditions to Going Concerns	P.15
	(6)	Segment Information	P.15
	(7)	Notes on Significant Changes to Stockholders’ Equity	P.16

Advantest Corporation (FY2011 Q2)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2011 Q2 (April 1, 2011 through September 30, 2011)
		(in billion yen)
	Six months ended September 30, 2010	Six months ended September 30, 2011	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	54.1	66.0	22.1%
Net sales	52.1	64.5	23.7%
Operating income (loss)	4.7	(2.3)	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	4.1	(4.7)	－
Net income (loss)	2.6	(4.5)	－

Worsening eurozone credit risks originating from Greece’s financial crisis afflicted the global economy in the first half of Advantest’s fiscal year. Amidst increasing uncertainty, the European sovereign debt crisis also precipitated a decline in consumer demand, principally in developed countries.
These factors also affected the electronics market. Demand for PCs and LCD televisions stagnated, and excluding certain models even demand for the smartphone and tablet whose high sales growth had been predicted were not in line with forecasts. This deceleration in end user markets caused many semiconductor manufacturers to adjust inventories, while lack of forward visibility led companies to maintain a cautious stance on capital investment.
However, despite this challenging business environment, Advantest’s pursuit of market share growth and disciplined efforts to capture available investment slots enabled the Company to post year-on-year growth in orders and sales.
The first half of the fiscal year also saw the completion of Advantest’s acquisition of Verigy Ltd. (“Verigy”), in a move expected to help the Company achieve its longstanding goal of increasing its presence in the non-memory tester market. The Verigy acquisition which completed in July 2011 ensures an increase in Advantest’s non-memory tester market share and gives the Company a solid base for further global expansion. Advantest began to post financial results including Verigy in the second quarter. The Verigy acquisition also contributed to orders and sales growth.
As a result of the above, orders input received was (Y) 66.0 billion (a 22.1% increase in comparison to the corresponding period of the previous fiscal year), and net sales were (Y) 64.5 billion (a 23.7% increase in comparison to the corresponding period of the previous fiscal year). Operating loss was (Y) 2.3 billion due to second-quarter costs of 4.1 billion associated with the Verigy acquisition. Also in the second quarter, Advantest took a writedown on its holdings of investment securities primarily due to declines in price in the amount of (Y) 1.3 billion, contributing to loss before income taxes and equity in loss of affiliated company of (Y) 4.7 billion, and net loss of (Y) 4.5 billion. For the six months ended September 30, 2011, the percentage of net sales to overseas customers was 88.2%, compared to 80.8% in the corresponding period of the previous year.

Advantest Corporation (FY2011 Q2)

Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>
		(in billion yen)
	Six months ended September 30, 2010	Six months ended September 30, 2011	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	38.7	54.6	40.9%
Net sales	36.0	49.7	38.1%
Operating income	5.6	4.1	(25.8%)

The Semiconductor and Component Test Systems segment posted overall growth as orders for new MPU volume production ramps resulted in gains in non-memory test systems. Memory test system orders, however, declined in the second half of the period due to significant DRAM price declines. Figures for orders and sales of Verigy testers (mainly for communications chips) are included in Advantest’s totals during the second quarter.
As a result of the above, orders input received was (Y) 54.6 billion (a 40.9% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 49.7 billion (a 38.1% increase in comparison to the corresponding period of the previous fiscal year) and operating income was (Y) 4.1 billion (a 25.8% decrease in comparison to the corresponding period of the previous fiscal year).

<Mechatronics System Segment>
		(in billion yen)
	Six months ended September 30, 2010	Six months ended September 30, 2011	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	9.5	7.5	(21.3%)
Net sales	9.7	10.1	4.0%
Operating income (loss)	0.2	(0.3)	－

In the Mechatronics System segment, test handlers and device interface products performed poorly primarily due to restrictions on new capital investment in the DRAM sector starting from the second quarter, as well as the effect of the strong Japanese yen which eroded Advantest’s competitive advantage versus overseas suppliers.
As a result of the above, orders input received was (Y) 7.5 billion (a 21.3% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 10.1 billion (a 4.0% increase in comparison to the corresponding period of the previous fiscal year) and operating loss was (Y) 0.3 billion.

Advantest Corporation (FY2011 Q2)

<Services, Support and Others Segment>
		(in billion yen)
	Six months ended September 30, 2010	Six months ended September 30, 2011	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	6.7	7.2	7.8%
Net sales	7.2	7.8	7.8%
Operating income	1.3	0.1	(90.5%)

Customer utilization rates declined associated with weakness across-the-board in the electronics markets, depressing demand for services and maintenance for Advantest products. However, the addition of Verigy’s service division to Advantest’s consolidated results led the Company to post growth in orders and sales.
As a result of the above, orders input received was (Y) 7.2 billion (a 7.8% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 7.8 billion (a 7.8% increase in comparison to the corresponding period of the previous fiscal year) and operating income was (Y) 0.1 billion (a 90.5% decrease in comparison to the corresponding period of the previous fiscal year).

(2) Analysis of Financial Condition
Total assets at September 30, 2011 amounted to (Y) 228.9 billion, an increase of (Y) 48.6 billion compared to March 31, 2011, primarily due to an increase of (Y) 33.8 billion and (Y) 15.5 billion in goodwill and intangible assets respectively, resulting from the acquisition of Verigy. The amount of total liabilities was (Y) 101.3 billion, an increase of (Y) 59.2 billion compared to March 31, 2011, primarily due to an increase of (Y) 40.3 billion, (Y) 7.3 billion and (Y) 3.6 billion in short term debt, trade accounts payable and accrued expenses, respectively.  Stockholders’ equity was (Y) 127.6 billion. Equity to assets ratio was 55.7%, a decrease of 20.9 percentage point from March 31, 2011.

(Cash Flow Condition)
Cash and cash equivalents held at September 30, 2011 were (Y) 64.5 billion, a decrease of (Y) 10.8 billion from March 31, 2011. Significant cash flows during the second quarter of this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 4.2 billion (net cash outflow (Y) 2.7 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to net loss in the amount of (Y) 4.5 billion, increase in trade accounts payable in the amount of (Y) 5.6 billion and adjustments of the profit and loss of non cash items such as depreciation and amortization.
Net cash used in investing activities was (Y) 36.9 billion (net cash outflow (Y) 13.5 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payments for the acquisition of Verigy in the amount of (Y) 57.1 billion and a decrease in short-term investments in the amount of (Y) 13.7 billion.
Net cash provided by financing activities was (Y) 26.4 billion (net cash outflow (Y) 11.2 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to increase in short term debt in the amount of (Y) 41.1 billion and redemption of convertible senior notes in the amount of (Y) 13.8 billion.

Advantest Corporation (FY2011 Q2)

(3) Prospects for the Upcoming Fiscal Year
As end product demand continues to falter and global economic visibility is limited, the outlook for Advantest’s revenues and earnings is difficult to quantify at this time. However, it is expected that semiconductor manufacturers will regain their appetite for investment when the macroeconomy regains its momentum, boosting demand for electronic devices. Moreover, as the race to improve the functionality, processing speed, and energy efficiency of the semiconductors used in smartphones, tablets, and other advanced IT applications continues, Advantest expects this to provide it with an advantage as a leader in the cutting-edge test systems required to manufacture these devices.
The July acquisition of Verigy gives Advantest an even richer portfolio of test solutions, an enhanced global customer service network and advanced R&D capacity, as well as a customer base encompassing every sector of the semiconductor industry; benefits that add up to a business platform unique in the semiconductor test systems industry. Going forward, the Company expects to fully exploit its abundant resources to increase corporate value and sustain growth, not only in the semiconductor test equipment sector, but also in related businesses and new markets.
Management has set three mid term management goals of “Revenue of (Y) 250 billion”, “Over 20% operating margin” and “Over 50% total market share of semiconductor test systems and test handlers” and intends to take action to achieve these goals during the 2014 fiscal year.
As an essential step towards achieving these objectives, Advantest is expected to complete the reorganization of its worldwide network of subsidiaries, incorporating Verigy into an agile, globally responsive operational structure, by the end of fiscal 2011. The reorganization is expected to accelerate synergies between the two companies’ technological strengths and enable Advantest to provide even greater customer satisfaction, while expanding its customer base.
As noted on the Information Summary sheet, Advantest has not yet disclosed a forecast of its full fiscal year results for FY2011. Such data will be disclosed promptly when it becomes available.

2.  Others
(1) Material changes in subsidiaries during this period
Newly included 1 (Company name: Verigy Ltd.)
On July 4, 2011, the Company acquired all outstanding ordinary shares of Verigy, a Singapore incorporated company publicly traded in U.S. for US$15.00 per share in cash.

(2) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements:
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the second quarter, its best estimate of the annual effective tax rate for the full fiscal year and use that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

(3) Accounting Changes:
In October 2009, the FASB amended the accounting guidance for revenue recognition under multiple-deliverable arrangements.  The guidance modifies the criteria for separating deliverables and allocating consideration in multiple-deliverable arrangements.  The allocation of revenue is based on estimated selling price if neither vendor-specific objective evidence nor third-party evidence of selling price is available.  The guidance was adopted by the Company and its subsidiaries (collectively, “Advantest”) in the first quarter 2011.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

Advantest Corporation (FY2011 Q2)

In October 2009, the FASB amended accounting guidance for software revenue recognition.  This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements.  It provides guidance on how to determine which software, if any, relating to the tangible product would be excluded from the scope of the software revenue guidance.  The guidance was adopted by Advantest in the first quarter 2011.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

On April 1, 2011, the Company and its domestic subsidiaries elected to change the method of depreciating fixed assets from the fixed-percentage-on-declining base application to the straight line method.
The Company analyzed the sales mixture of memory and non-memory business to evaluate the future production requirements and pattern of benefit from utilizing its fixed assets. Based on this analysis, Advantest and its domestic subsidiaries believe that the straight line method of depreciation is preferable as it better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives, in light of product life cycles and current change in product mix to expand non-memory business. In accordance with ASC250 “Accounting Changes and Error corrections”, this change in depreciation method represents a change in accounting estimate effected by a change in accounting principle.
Accordingly, the effects of the change are accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation method caused increases in income before income taxes and equity in earnings of affiliated company and net income by (Y) 286 million and (Y) 286 million, respectively, for the six months ended September 30, 2011, increases in income before income taxes and equity in earnings of affiliated company and net income by (Y) 141 million and (Y) 141 million, respectively, for the three months ended September 30, 2011. Basic net income per share and diluted net income per share increased by (Y) 1.65 and (Y) 1.65, respectively, for the six months ended September 30, 2011, increased by (Y) 0.82 and (Y) 0.82, respectively, for the three months ended September 30, 2011.

Advantest Corporation (FY2011 Q2)

3. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2011	September 30, 2011

Current assets:
Cash and cash equivalents	¥75,323	64,538
Short-term investments	12,651	624
Trade receivables, net	22,707	24,487
Inventories	23,493	35,372
Other current assets	2,995	9,591

Total current assets	137,169	134,612

Investment securities	7,432	5,679
Property, plant and equipment, net	31,878	32,685
Intangible assets, net	874	16,406
Goodwill	645	34,406
Other assets	2,314	5,116

Total assets	¥180,312	228,904

Advantest Corporation (FY2011 Q2)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2011	September 30, 2011

Current liabilities:
Trade accounts payable	¥11,729	19,001
Short term debt	—	40,330
Accrued expenses	7,329	10,966
Accrued warranty expenses	1,754	2,193
Customer prepayments	1,740	3,011
Other current liabilities	1,955	4,855

Total current liabilities	24,507	80,356

Accrued pension and severance costs	14,069	16,806
Other liabilities	3,604	4,168

Total liabilities	42,180	101,330

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,628	41,914
Retained earnings	183,009	177,604
Accumulated other comprehensive income (loss)	(18,270)	(24,710)
Treasury stock	(99,598)	(99,597)

Total stockholders’ equity	138,132	127,574

Total liabilities and stockholders’ equity	¥180,312	228,904

Advantest Corporation (FY2011 Q2)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2010	September 30, 2011

Net sales	¥52,093	64,460
Cost of sales	26,814	34,199

Gross profit	25,279	30,261

Research and development expenses	10,338	13,824
Selling, general and administrative expenses	10,201	18,720

Operating income (loss)	4,740	(2,283)

Other income (expense):
Interest and dividend income	200	185
Interest expense	(2)	(66)
Other, net	(831)	(2,509)

Total other income (expense)	(633)	(2,390)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	4,107	(4,673)

Income taxes	1,505	(169)
Equity in earnings (loss) of affiliated company	(9)	(35)

Net income (loss)	¥2,593	(4,539)

	Yen
	Six months ended	Six months ended
	September 30, 2010	September 30, 2011

Net income (loss) per share:
Basic	¥14.59	(26.20)
Diluted	14.59	(26.20)

Advantest Corporation (FY2011 Q2)

	Yen (Millions)
	Three months ended	Three months ended
	September 30, 2010	September 30, 2011

Net sales	¥28,558	37,612
Cost of sales	14,873	20,433

Gross profit	13,685	17,179

Research and development expenses	5,397	8,038
Selling, general and administrative expenses	5,361	12,208

Operating income (loss)	2,927	(3,067)

Other income (expense):
Interest and dividend income	83	68
Interest expense	(1)	(65)
Other, net	(531)	(1,987)

Total other income (expense)	(449)	(1,984)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	2,478	(5,051)

Income taxes	674	(177)
Equity in earnings (loss) of affiliated company	1	(11)

Net income (loss)	¥1,805	(4,885)

	Yen
	Three months ended	Three months ended
	September 30, 2010	September 30, 2011

Net income (loss) per share:
Basic	¥10.22	(28.19)
Diluted	10.22	(28.19)

Advantest Corporation (FY2011 Q2)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2010	September 30, 2011

Comprehensive income (loss)
Net income (loss)	¥2,593	(4,539)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(3,412)	(6,084)
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising
during the period	(462)	240
Less reclassification adjustments for net
gains (losses) realized in earnings	222	(685)
Net unrealized gains (losses)	(240)	(445)

Pension related adjustment	140	154
Net unrealized gains (losses) on derivative instruments	—	(65)

Total other comprehensive income (loss)	(3,512)	(6,440)

Total comprehensive income (loss)	¥(919)	(10,979)

	Yen (Millions)
	Three months ended	Three months ended
	September 30, 2010	September 30, 2011

Comprehensive income (loss)
Net income (loss)	¥1,805	(4,885)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(919)	(5,523)
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising
during the period	(210)	454
Less reclassification adjustments for net
gains (losses) realized in earnings	218	(685)
Net unrealized gains (losses)	8	(231)

Pension related adjustment	70	76
Net unrealized gains (losses) on derivative instruments	—	(65)

Total other comprehensive income (loss)	(841)	(5,743)

Total comprehensive income (loss)	¥964	(10,628)

Advantest Corporation (FY2011 Q2)

(4) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Six months ended	Six months ended
	September 30, 2010	September 30, 2011

Cash flows from operating activities:
Net income (loss)	¥2,593	(4,539)
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	2,018	2,877
Deferred income taxes	351	(233)
Stock option compensation expense	55	218
Impairment losses on investment securities	420	1,345
Changes in assets and liabilities:
Trade receivables	(10,344)	(1,344)
Inventories	(5,937)	(1,768)
Trade accounts payable	7,218	5,638
Accrued expenses	1,485	(129)
Accrued warranty expenses	(278)	247
Accrued pension and severance costs	174	61
Other	(451)	1,820

Net cash provided by (used in) operating activities	(2,696)	4,193

Cash flows from investing activities:
(Increase) decrease in short-term investments	(12,309)	13,744
Proceeds from sale of available-for-sale securities	6	9,762
Acquisitions of subsidiaries, net of cash acquired	-	(57,145)
Proceeds from sale of property, plant and equipment	3	76
Purchases of property, plant and equipment	(1,140)	(3,293)
Purchases of intangible assets	(127)	(143)
Other	94	50

Net cash used in investing activities	(13,473)	(36,949)

Cash flows from financing activities:
Increase in short term debt	-	41,146
Redemption of convertible senior notes	-	(13,830)
Purchases of treasury stock	(10,266)	(1)
Dividends paid	(894)	(865)
Other	0	(7)

Net cash provided by (used in) financing activities	(11,160)	26,443

Net effect of exchange rate changes on cash and cash equivalents	(2,047)	(4,472)

Net change in cash and cash equivalents	(29,376)	(10,785)

Cash and cash equivalents at beginning of period	96,439	75,323

Cash and cash equivalents at end of period	¥67,063	64,538

Advantest Corporation (FY2011 Q2)

(5) Notes on Preconditions to Going Concerns: None

(6) Segment Information

	Yen (Millions)
	Six months ended September 30, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥35,216	9,686	7,191	－	52,093
Inter-segment sales	771	4	－	(775)	－
Net sales	35,987	9,690	7,191	(775)	52,093
Operating income (loss) before stock option compensation expense	5,586	225	1,346	(2,362)	4,795
Adjustment:
Stock option compensation expense					55
Operating income (loss)					¥4,740

	Yen (Millions)
	Six months ended September 30, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥46,664	10,041	7,755	－	64,460
Inter-segment sales	3,038	34	－	(3,072)	－
Net sales	49,702	10,075	7,755	(3,072)	64,460
Operating income (loss) before stock option compensation expense	4,144	(321)	128	(6,016)	(2,065)
Adjustment:
Stock option compensation expense					218
Operating income (loss)					¥(2,283)

Advantest Corporation (FY2011 Q2)

	Yen (Millions)
	Three months ended September 30, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥19,572	5,661	3,325	－	28,558
Inter-segment sales	647	1	－	(648)	－
Net sales	20,219	5,662	3,325	(648)	28,558
Operating income (loss) before stock option compensation expense	3,501	243	662	(1,424)	2,982
Adjustment:
Stock option compensation expense					55
Operating income (loss)					¥2,927

	Yen (Millions)
	Three months ended September 30, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥26,706	6,058	4,848	－	37,612
Inter-segment sales	2,851	1	－	(2,852)	－
Net sales	29,557	6,059	4,848	(2,852)	37,612
Operating income (loss) before stock option compensation expense	1,541	(127)	(247)	(4,016)	(2,849)
Adjustment:
Stock option compensation expense					218
Operating income (loss)					¥(3,067)
(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

(7) Notes on Significant Changes to Stockholders’ Equity: None